October 6, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (202) 347-2172

Ms. Georgia S. Derrico
Chairman and Chief Executive Officer
Southern National Bancorp of Virginia, Inc.
1002 Wisconsin Avenue, NW
Washington, DC 20007-3601

>   **Re: Southern National Bancorp of Virginia, Inc.**
>
>   **Amendment Number One to Registration Statement on Form S-1**
>   **Filed on September 19, 2006**
>   **File Number 333-136285**
>   **Amendment Number One to Registration Statement on Form S-4**
>   **Filed on September 20, 2006**
>   **File Number 333-136476**

Dear Ms. Derrico:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Anti-takeover provisions of our Articles of Incorporation and Bylaws …, page 13

1.   While we note that your response to comment number 7 refers the investor to more extensive discussion, we also see that you deleted relevant disclosure regarding this risk factor. Please revise to include the deleted language.

<u>Dilution, page 21</u>

2.   Please recalculate and revise the line item dilution as a percentage of purchase price in the offering at the 50% offering level and revise as appropriate.

<u>Unaudited Pro Forma Combined Consolidated Financial Statements Consolidated Balance Sheet, page F-28</u>

3.   Please revise the consolidated balance sheet to present the pro forma adjustments (b) and (f) on a gross basis.

<u>Note 4 – Mortgage Division, page F-32</u>

4.   Please revise the Unaudited Pro Forma Combined Condensed Consolidated Statements of Income appearing on pages F-29 & F-30 to exclude the results of discontinued operations. Refer to Rule 11-02 Instruction 1 of Regulation S-X. In addition, the Summary Consolidated Data and the Selected Financial Data should be revised accordingly.

<u>1st Service Bank</u>
<u>Financial Statements, pages F-33-F-48</u>

5.   Please revise the financial statements to label them as restated. We note that you have stated the basis of the restatement in note 15 under the title Discontinued Operations.

6.   Please file a, revised independent auditors' report dated appropriately to address the restatement and provide a new consent. In the consent do not state that the financial statements are incorporated by reference since they have been included in the filing.

Form S-4

General

7.   Please revise the Form S-4 amended filing to reflect the changes to be made in the Form S-1 amended filing, as applicable.

Forepart of Registration Statement

8.   Please provide the staff with a supporting schedule to state how you determined the value to be received by 1st Service shareholders for each common share based upon the negotiated value of a share of SNBV common stock by the parties in the merger agreement as well as the value based upon the mid-point of the estimated share offering range in the SNBV's initial public offering.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in

     declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

     We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

     You may contact Christina Harley at (202) 551-3695 or Donald Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Geishecker at (202) 551-3422 or me at (202) 551-3418 with any other questions.

                                 Sincerely,

                                 William Friar
                                 Senior Financial Analyst

cc: Jeffrey A. Koeppel, Esq.
        Elias Matz Tiernan & Herrick L.L.P.
        734 Fifteenth Street, NW – 12th Floor
        Washington, DC 20005